EXHIBIT 3

EURO DISNEY S.C.A. Group

Fiscal Year 2006 Results Announcement

CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ in millions, unaudited)	Year ended September 30, 2006	Year ended September 30, 2005

Net loss	(88.6)	(53.1)

Items not requiring cash outlays:
Depreciation and amortisation	150.3	146.0
Gains from the restructuring due to debt modifications	—	(58.9)
Other	8.2	1.1
Net changes in working capital account balances	82.0	(9.9)
Cash flows generated by operating activities	151.9	25.2

Capital expenditures for tangible and intangible assets	(131.2)	(75.3)
Other	—	0.3
Cash flows used in investing activities	(131.2)	(75.0)

Gross proceeds from equity offering	—	253.3	(1)
Payment of equity issuance costs	—	(17.4	)(1)
Repayments of borrowings	(0.2)	(115.7	)(1)
Releases of debt security and other deposits	3.7	104.0
Debt restructuring costs	—	(14.3)
Cash flows generated by financing activities	3.5	209.9

Change in cash and cash equivalents	24.2	160.1
Cash and cash equivalents, beginning of period	242.2	82.1
Cash and cash equivalents, end of period	266.4	242.2

(1)       During the fiscal year 2005, the Group raised € 253.3 million of gross proceeds from the Company’s equity rights offering, net of € 17.4 million of commissions and other equity raising costs paid to third-party financial institutions and advisors. Additionally, the Group repaid € 115.7 million in debt, including € 100.6 million paid from debt security deposits.

SUPPLEMENTAL CASH FLOW INFORMATION

(€ in millions, unaudited)	Year ended September 30, 2006	Year ended September 30, 2005
Supplemental cash flow information:
Interest paid	63.2	93.2

Non-cash financing and investing transactions:
Deferral into borrowings of accrued interest under TWDC and CDC subordinated loans	22.4	59.8
Deferral into borrowings of management fees and royalties	25.0	25.0
Forgiveness by TWDC on previous line of credit	—	10.0